Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110-1726

www.morganlewis.com

[•], 2022

Capital Group Private Client Services Funds Steuart Tower, 1 Market Street San Francisco, CA 94105 American Funds 333 South Hope Street Los Angeles, CA 90071

Ladies and Gentlemen:

This opinion is furnished to you pursuant to paragraph 9.5 of each of the Agreements and Plans of Reorganization and Liquidation (each an “Agreement” and together, the “Agreements ”), each dated as of [•], 2022, by and between, on the one hand, an Acquiring Fund listed on Schedule A, a Delaware statutory trust, and, on the other hand, Capital Group Private Client Services Funds, a Delaware statutory trust (the “Fund”), on behalf of the Acquired Fund (a series fund of the Fund) corresponding to the Acquiring Fund as shown on Schedule A. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreements. Each Agreement contemplates the acquisition of all of an Acquired Fund’s property and assets (the “Assets”) by the relevant Acquiring Fund in exchange solely for (a) the delivery to the Acquired Fund the number, determined in accordance with Section 2.3 of each Agreement, of full and fractional Acquiring Fund Shares of the relevant Acquiring Fund in a class corresponding to the class of Acquired Fund Shares as of the time and date set forth in Section 3.1 of the Agreement, determined by dividing the value of the Acquired Fund’s net assets (computed in the manner and as of the time and date set forth in Section 2.1 of each Agreement) by the net asset value of one share of the corresponding class of Acquiring Fund Shares (computed in the manner and as of the time and date set forth in Section 2.2 of each Agreement); and (b) the assumption all liabilities of the Acquired Fund, as set forth in Section 1.3. of each Agreement (each such acquisition, assumption, delivery, and distribution is referred to herein as the “Reorganization,” and collectively, the “Reorganizations”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreements and related documents (collectively, the “Reorganization Documents”). In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreements or the other Reorganization Documents.

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Reorganization Documents and in certificates of the Trust, on behalf of the Acquired Funds, and in certificates of the Acquiring Funds, each dated as of the date hereof (the “Certificates”). Our opinion assumes (i) that all representations set forth in the Reorganization Documents and in the Certificates will be true and correct in all material respects as of the date of the Reorganization (and that any such representations made “to the best knowledge of”, “to the knowledge of”, or “in the belief of”, or otherwise similarly qualified, are true and correct in all material respects without any such qualification), and (ii) that the Agreements are implemented in accordance with their terms and consistent with the representations set forth in the Reorganization Documents and Certificates. Our opinions are limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code, and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively. We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, with respect to each Reorganization, we are of the opinion that, for United States federal income tax purposes:

a)	The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund, as provided for in the Agreement, solely in exchange for the Acquiring Fund Shares (including fractional shares, if any) and the assumption by the Acquiring

Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares (including fractional shares to which they may be entitled, if any) in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

b)	No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to, and the assumption of all of its liabilities by the Acquiring Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of the Acquired Fund’s taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

c)	No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Acquired Fund in exchange solely for the assumption of the liabilities of the Acquired Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

d)	No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares by the Acquired Fund to shareholders of the Acquired Fund in complete liquidation (in pursuance of the Agreement) of the Acquired Fund pursuant to Section 361(c)(1) of the Code.

e)	The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the transfer pursuant to Section 362(b) of the Code.

f)	The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

g)	No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of all of their Acquired Fund Shares solely for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

h)	The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of such Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

i)	The holding period of the Acquiring Fund Shares received by a shareholder of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the shareholder held such Acquired Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

This opinion is being delivered solely to you for your use in connection with the Reorganization, and may not be relied upon by any other person or used for any other purpose.

We hereby consent to the references to our firm and the discussion of this opinion in the Registration Statement under the Combined Proxy Statement/Prospectus headings [“Summary of the Plan” and “Federal Income Tax Consequences.”] In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Schedule A

Acquired Fund	Acquiring Fund
Capital Group Core Bond Fund	The Bond Fund of America
Capital Group Core Municipal Fund	Limited Term Tax-Exempt Bond Fund of America
Capital Group Short-Term Municipal Fund	American Funds Short-Term Tax-Exempt Bond Fund